Exhibit 99.1

Completion of Share Buy-back Program
Company Announcement
COPENHAGEN, Denmark; June 30, 2025 – Genmab A/S (Nasdaq: GMAB) announces that its share buy-back program has been completed on June 26, 2025.
On March 25, 2025, Genmab announced the initiation of a share buy-back program to repurchase up to 2.2 million shares to reduce capital and to honor our commitments under the Restricted Stock Unit program. The share buy-back program was expected to be completed no later than July 10, 2025.
The following transactions were executed under the program from June 23, 2025, to June 26, 2025:

	Trading Platform	No. of shares	Average price (DKK)	Total Value (DKK)
Accumulated through last announcement		2,081,211		2,707,132,655.69
June 23, 2025	XCSE	100	1,357.64	135,764.00
	BCXE	0		0.00
	AQEU	0		0.00
	TQEX	0		0.00
	Total	100		135,764.00
June 24, 2025	XCSE	16,492	1,335.50	22,025,038.15
	BCXE	5,673	1,332.10	7,556,981.18
	AQEU	1,750	1,331.96	2,330,932.98
	TQEX	2,214	1,332.62	2,950,431.53
	Total	26,129		34,863,383.84
June 25, 2025	XCSE	30,000	1,321.43	39,642,818.63
	BCXE	15,961	1,321.35	21,090,051.39
	AQEU	0		0.00
	TQEX	0		0.00
	Total	45,961		60,732,870.02
June 26, 2025	XCSE	30,000	1,319.16	39,574,771.09
	BCXE	16,599	1,318.46	21,885,069.40
	AQEU	0		0.00
	TQEX	0		0.00
	Total	46,599		61,459,840.49
Total		118,789		157,191,858.35
Accumulated under the program		2,200,000		2,864,324,514.04

Details of each transaction are included as an appendix to this announcement.

Following these transactions, Genmab holds 2,651,727 shares as treasury shares, corresponding to 4.13% of the total share capital and voting rights.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 37 Page 1/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122

Completion of Share Buy-back Program

The share buy-back program is undertaken in accordance with Regulation (EU) No. 596/2014 (‘MAR’) and the Commission Delegated Regulation (EU) 2016/1052, also referred to as the “Safe Harbour Regulation.” Further details on the terms of the share buy-back program can be found in our company announcement no. 14 dated March 25, 2025.

About Genmab
Genmab is an international biotechnology company with a core purpose of guiding its unstoppable team to strive toward improving the lives of patients with innovative and differentiated antibody therapeutics. For more than 25 years, its passionate, innovative and collaborative team has invented next-generation antibody technology platforms and leveraged translational, quantitative and data sciences, resulting in a proprietary pipeline including bispecific T-cell engagers, antibody-drug conjugates, next-generation immune checkpoint modulators and effector function-enhanced antibodies. By 2030, Genmab’s vision is to transform the lives of people with cancer and other serious diseases with knock-your-socks-off (KYSO) antibody medicines®.

Established in 1999, Genmab is headquartered in Copenhagen, Denmark, with international presence across North America, Europe and Asia Pacific. For more information, please visit Genmab.com and follow us on LinkedIn and X.
Contact:
Marisol Peron, Senior Vice President, Global Communications & Corporate Affairs
T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations
T: +45 3377 9558; E: acn@genmab.com

This Company Announcement contains forward looking statements. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with preclinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Company Announcement nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; HexaBody®; DuoHexaBody®, HexElect® and KYSO®.

Genmab A/S Carl Jacobsens Vej 30 2500 Valby, Denmark	Tel: +45 7020 2728 www.genmab.com	Company Announcement no. 37 Page 2/2 CVR no. 2102 3884 LEI Code 529900MTJPDPE4MHJ122